UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REIS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

75936P105
(CUSIP Number)

Jeffrey H. Lynford
1370 Avenue of the Americas
29th Floor
New York, NY  10019
(212) 812-4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [ ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS: Jeffrey H. Lynford
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS: 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 333,011 shares of Common Stock
	8	SHARED VOTING POWER: 182,787 shares of Common Stock
	9	SOLE DISPOSITIVE POWER: 333,011 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 182,787 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,798 shares of Common Stock
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.8% (1)
14		TYPE OF REPORTING PERSON: IN

(1)         Based on 10,702,277 shares of outstanding Common Stock of the Company as of August 1, 2012, as reported in the Company’s Quarterly Report on the Form 10-Q filed with the SEC on August 2, 2012.

Introductory Statement

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed by Mr. Jeffrey H. Lynford, amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on August 16, 2006, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on June 11, 2007 (the “Amendment No. 1”).

Item 1.  Security and Issuer.

The disclosure in Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the common stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, New York, NY 10036.

Item 2.  Identity and Background.

The disclosure in Item 2 is hereby amended and restated in its entirety as follows:

(a) The statement is filed by Mr. Jeffrey H. Lynford (the “Reporting Person”).

(b) The business address of the Reporting Person is:

1370 Avenue of the Americas
29th Floor
New York, NY 10019

(c) The Reporting Person’s principal occupation is private investing.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 5.  Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a) Ownership percentages of Common Stock reported herein are based on 10,702,277 shares of Common Stock outstanding as of August 1, 2012 as reported in the Company’s Quarterly Report on the Form 10-Q filed with the SEC on August 2, 2012.

The Reporting Person beneficially owns 515,798 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock.

(b) Of the 515,798 shares of Common Stock reported as beneficially owned, the Reporting Person has sole voting and dispositive power over 333,011 shares, and has shared voting and dispositive power over 182,787 shares of Common Stock in the aggregate.  The Reporting Person beneficially owns 27,600 shares of Common Stock through the Lynford Family Charitable Trust, of which the Reporting Person and his wife are co-trustees and share voting and dispositive power over the shares of Common Stock.  Additionally, the Reporting Person beneficially owns 155,187 shares of Common Stock through Beekman Housing Ventures, LLC, a Delaware limited liability company, of which the Reporting Person is a co-manager and shares voting and dispositive power over the shares of Common Stock with the other co-manager.

 (c)           Except for the open market sales by the Reporting Person set forth below, no transactions in the Common Stock were effected by the Reporting Person in the sixty days prior to filing of this Amendment No. 2 (up to and including August 16, 2012).

Date	Shares Sold	Price
07/16/2012	200	$10.30
07/16/2012	200	$10.30
07/16/2012	200	$10.14
07/16/2012	200	$10.1406
07/16/2012	200	$10.30
07/16/2012	200	$10.30
07/16/2012	200	$10.30
07/16/2012	200	$10.20
07/16/2012	200	$10.30
07/16/2012	200	$10.30
07/18/2012	656	$10.20
07/19/2012	281	$10.20
07/23/2012	63	$10.00
07/25/2012	1,000	$10.15
07/25/2012	1,000	$10.15
07/27/2012	1,000	$10.20
07/27/2012	2	$10.33
07/27/2012	998	$10.25
07/31/2012	200	$10.11
07/31/2012	200	$10.07
07/31/2012	200	$10.07
07/31/2012	200	$10.07
07/31/2012	274	$9.135
07/31/2012	200	$10.374
07/31/2012	200	$10.20
07/31/2012	200	$10.33
07/31/2012	200	$10.30
07/31/2012	200	$10.29
07/31/2012	200	$10.29
07/31/2012	200	$10.29
07/31/2012	200	$10.29
07/31/2012	200	$10.29
07/31/2012	200	$10.29
07/31/2012	200	$10.25
07/31/2012	200	$10.25
07/31/2012	200	$10.25
07/31/2012	200	$10.25
07/31/2012	200	$10.37
07/31/2012	100	$10.20
07/31/2012	100	$10.11
07/31/2012	200	$10.35
07/31/2012	100	$10.24
07/31/2012	200	$10.04
07/31/2012	200	$10.04
08/01/2012	14	$10.12
08/01/2012	86	$10.16
08/01/2012	300	$10.01
08/01/2012	300	$10.11
08/01/2012	300	$10.10
08/01/2012	500	$10.10
08/01/2012	200	$10.35
08/01/2012	200	$10.35
08/01/2012	200	$10.35
08/01/2012	200	$10.35
08/01/2012	200	$10.41
08/01/2012	200	$10.43
08/01/2012	300	$10.25
08/01/2012	200	$10.115
08/02/2012	1,000	$10.517
08/02/2012	2,500	$10.5016
08/03/2012	2,000	$11.206
08/07/2012	2,000	$11.40
08/07/2012	100	$11.40
08/08/2012	1,900	$11.40
08/08/2012	100	$11.40

(d)           No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)           On July 25, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jeffrey H. Lynford
Jeffrey H. Lynford

Dated:	August 16, 2012